As filed on November 7, 1997,  Registration Statement
No-333-32515

              SECURITIES AND EXCHANGE COMMISSION

               PRE-EFFECTIVE AMENDMENT NO.2 TO

                          FORM S-2

    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


              WILLIAMS INDUSTRIES, INCORPORATED
     (Exact name of registrant as specified in its charter)


                          Virginia
 (State or other jurisdiction of incorporation or organization)


                         54-0899518
           (I.R.S. Employer Identification Number)


2849 Meadow View Road, Falls Church, Virginia 22042 (703)560-5196
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                       Mark E. Borton
       104 Shore Drive, Longwood, FL 32779 (407) 786-0497
       (Name, address, including zip code, and telephone number, including area code, of agent for service)


This registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such date as the Commission acting pursuant to said Section 8(a), may determine.


Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

              WILLIAMS INDUSTRIES, INCORPORATED

       1,080,294 SHARES OF COMMON STOCK, $0.10 PAR VALUE

    All of the shares offered by this Prospectus are being offered for the account of selling shareholders. The Company's Common Stock is not listed on any stock exchange, but is traded on the securities dealers' "Over-the-Counter Bulletin Boards." The Company intends to apply for reinstatement on the NASDAQ Small Cap Market at such time as it may meet the requirements of that system.


    The selling shareholders anticipate that the shares will be sold from time to time on the over-the-counter market at then prevailing market prices, with payment by the selling sharehold-ers of normal and customary brokerage commissions. It is possi-ble, however, that some or all of the shares, particularly the larger blocks, may be sold in negotiated transactions at prices differing from the market price. The offering will continue until all shares are sold or until, in the opinion of securities counsel to the Company, the shares may be freely traded under an exemption from the registration requirements of the Securities Act of 1933 and any applicable state securities statutes.



                        RISK FACTORS

REFER TO THE SECTION TITLED "RISK FACTORS" ON PAGE 1 OF THE PROSPECTUS FOR INFORMATION ABOUT RISKS INVOLVED IN A PURCHASE OF THESE SHARES, INCLUDING THE LARGE LOSSES SUFFERED BY THE COMPANY DURING THE FISCAL YEARS ENDED JULY 31, 1991 THRU 1994 AND THE EFFECT OF SUCH LOSSES ON THE COMPANY.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
        THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
             COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY
                    REPRESENTATION TO THE
                       CONTRARY IS A
                          CRIMINAL
                          OFFENSE.


The date of this Prospectus is November 12, 1997.

                     AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Those reports and other information (including proxy statements and information statements filed under the Commis-sion's proxy rules) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, World Trade Center, Suite 1300, New York, New York 10048; Chicago Regional Office, 5 West Madison Street, Suite 1400, Chicago, Illinois 60604. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http//www.sec.gov.


              INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents accompany this Prospectus and are incor-porated into this registration statement by reference thereto:

1.  Annual Report of Williams Industries, Incorporated on Form
10-K for Fiscal Year ended July 31, 1997 - SEC File No. 0-8190.

2.  Quarterly Report of Williams Industries, Incorporated on Form
10-Q/A for Quarter ended April 30, 1997 - SEC File No. 0-8190.

The following documents are incorporated into this registration statement by reference thereto:

1.  Quarterly Reports of Williams Industries, Incorporated on
Form 10-Q for Quarters ended October 31, 1996 and January 31,
1997 - SEC File No.0-8190.

2. Current Report on Form 8-K filed April 2, 1997, and amended on Form 8-K/A on October 17, 1997.

Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of the documents incorporated herein by reference (but not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates), by contacting Marianne Pastor, Williams Industries, Incorporated, P.O. Box 506, Merrifield, VA 22116 - Telephone (703) 560-5196. Copies of any exhibits not incorporated by reference may be inspected at or purchased from the Securities and Exchange Commission as set forth above.


                           THE COMPANY

Williams Industries, Incorporated (the "Company") was incorporated in Virginia in 1970 as the parent company of two other companies started in 1961 and 1963. It is engaged principally in the erection of steel structures, the fabrication of steel products, and the rental of construction equipment, primarily in the Washington, D.C. metropolitan area.


                           RISK FACTORS

Past Operations at a Loss and Accountants' Expression of
Substantial Doubt

Beginning in 1990, construction activity in the Company's geographic area came to a virtual halt and the Company's operations suffered dramatically. During the fiscal years ended July 31, 1991 to 1994, the Company reported severe operating losses, and as a result it was unable to repay its outstanding bank debt. The Company defaulted on that debt and became in violation of certain covenants on other debt. At July 31, 1996 it had a negative net worth (deficiency in assets) of $2.2 million.

Due to the above, the Company's independent certified public ac-countants in their reports on the Company's financial statements for the years ended July 31, 1991 through 1996 noted that those factors raised substantial doubt as to the Company's ability to continue as a going concern.

The Company's creditors, however, and especially the holders of its Bank Group debt, NationsBank and the Federal Deposit Insurance
Corporation, were extremely patient and cooperative during this period. During the Fiscal Year ended July 31, 1997, the Company completed the restructuring of its Bank Group debt such that it recognized an extraordinary accounting item, Gain On Extinguishment of Debt, of $3,189,000 and had total stockholders' equity of $6,531,769. A key part of the debt restructuring involved the issuance of Debentures convertible into certain shares offered by this Prospectus.

Although the Company has survived its nearly fatal financial crisis of the early 1990's and is presently operating profitably, its survival depended largely upon the actions of its former bank group, led by NationsBank, in forgiving a substantial portion of the Company's indebtedness.


Highly Competitive Industry

The Company remains in a highly competitive industry which is subject to swings in work available for income production, and as such, no assurance can be made as to the Company's future profitability.


Safe Harbor for Forward Looking Statements

The Company is including the following cautionary statements to make applicable and take advantage of the safe harbor provisions within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, for any forward-looking statements made by , or on behalf of, the Company in this registration statement and the documents incorporated herein by reference. Forward-looking statements include state-ments concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other state-ments which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "estimates," "expects," "intends" and similar expressions. From time to time, the Company or one of its subsidiaries individually may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company or its subsidiaries, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Forward-looking statements made by the Company are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking state-ments may include, among others, statements concerning the Compa-ny's revenue and cost trends, cost-reduction strategies and anticipated outcomes, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of the forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking state-ments are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all of the risks and uncertainties, in addition to those specifically set forth above, include general economic and weather conditions, market prices, environmental and safety laws and policies, federal and state regulatory and legislative actions, tax rates and policies, rates of interest and changes in accounting principles or the applica-tion of such principles to the Company.


                      PROCEEDS OF THE OFFERING

All of the shares are offered by shareholders of the Company.
The
Company will directly receive none of the proceeds from the offering.


                         SELLING SHAREHOLDERS

    The shares listed below are being registered on behalf of the following shareholders:

    Karen J. Pribyla             180,190 shares
    Margie Morgan                 16,388 shares
    ETTA Corporation               8,658 shares
    Nancy Claire Boomer            4,513 shares
    Janice Wilkerson               4,421 shares
    Denise Ailara-Ford               830 shares

None of the selling shareholders listed immediately above has any relationship with the Company other than as a shareholder. The number of shares listed and offered includes all of the Company's shares owned by each.

This Registration Statement is being filed by the Company pursuant to a registration rights agreement entered into by the Company in connection with the issuance of the shares to the Selling
Shareholders listed above, as well as registration rights agreements entered into by the Company in connection with the issuance of the debentures described below.

The shares described below are being registered by the Company on behalf of the following holders of debentures convertible into shares:

NationsBank, N.A. owns a $410,000 Convertible Debenture (the "NationsBank Debenture"), convertible into 16.4% of the Company's outstanding shares as of the date of conversion (such 16.4% to be determined on a fully diluted basis and after giving pro forma effect to the issuance of common stock pursuant to any subscriptions, agreements, options, securities, conversion or other rights or commitments outstanding as of the date of conversion, which as of the date hereof computes to approximately 619,000 shares). NationsBank was the lead banking institution of the group of banks which had served as the Company's major lenders
(the "Bank Group") until March 31, 1997, when the Company settled its Bank Group debt then outstanding. A major factor in that settlement was the issuance of the NationsBank Debenture. NationsBank no longer serves as the Company's commercial banker, although it continues to hold a $2,500,000 note secured by most of the Company's real property and certain other assets.
NationsBank
owns no shares of the Company other than those which may be acquired upon conversion of the NationsBank Debenture and which are covered by this Prospectus.

The Federal Deposit Insurance Corporation ("FDIC"), as the receiver for two commercial banks which were part of the Bank Group, owns a $90,000 Convertible Debenture (the "FDIC Bank Group Debenture"), convertible into 3.6% of the Company's outstanding shares at the time of conversion (approximately 136,000 shares at the date of this Prospectus). The FDIC Bank Group Debenture is essentially the same as the NationsBank Debenture and was issued as part of the same transaction. The FDIC, as receiver for one of the same commercial banks, also owns a $75,000 convertible debenture, convertible into 110,294 shares, issued in settlement of a separate claim against the Company. The FDIC owns no shares of the Company other than those which may be acquired upon conversion of these debentures and which are covered by this Prospectus.

Upon issuance of the shares described above, the shares which are being registered hereby will comprise approximately 29% of the outstanding stock of the Company.


                       PLAN OF DISTRIBUTION

The NationsBank Debenture and the FDIC Bank Group Debenture provide that a holder of the debenture may not sell or transfer by public sale more than 1/8 of the shares issuable pursuant thereto during any three month period commencing on March 31, 1997 and ending on December 31, 1998, when such restriction expires.

At the date of this Prospectus, the Company's shares are traded on the Securities Dealers' "Over-the-Counter Bulletin
Boards." The Company intends to apply for reinstatement on the NASDAQ Small Cap Market at such time as it may meet the requirements for trading on that system.

The shares covered by this Prospectus may be sold through brokers and dealers on the over-the-counter market (or the Small
Cap Market if and when the Company is admitted to that system) or in negotiated transactions off of recognized markets.

The shares covered by this Prospectus may be sold in one or
more of the following transactions: (a) a block trade in which the
broker or dealer so engaged will attempt to sell such shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of the exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by a selling shareholder will be selected by such selling shareholder. Brokers or dealers will receive commissions or discounts from selling shareholders in amounts to be negotiated
immediately prior to the sale.   These brokers or dealers and any
other participating brokers or dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus,

Upon the Company being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of such shareholder shares covered by this Prospectus through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemental prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing: (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

The selling shareholders reserve the sole right to accept and, together with any agent of the selling shareholders, to reject in whole or in part any proposed purchase of such shares covered by this Prospectus. The selling shareholders will pay any sales commissions or other seller's compensation applicable to such transactions.

To the extent required, the number of the shares covered by this Prospectus to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer, will be set forth by the Company in a prospectus supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The selling shareholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

Offers or sales of Common Stock have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the shares covered by this Prospectus will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares covered by this Prospectus may not be offered or sold unless the notice filing requirements with respect to such offer or sale in those states have been complied with.

Under applicable rules and regulations under the Exchange
Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market-making activities with respect to such Common Stock during the applicable restricted period. In addition to and without limiting the foregoing, each selling shareholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the selling shareholders or any such other person. All of the foregoing may affect the marketability of the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to the Common Stock.

The Company will pay all or substantially all of the expenses incident to the registration of the shares covered by this Prospectus, estimated to be approximately $12,000.


                  DESCRIPTION OF COMMON STOCK

On matters other than the election of directors, each outstanding share of the Company's Common Stock is entitled to one vote. In election of directors, holders of Common Stock have cumulative voting rights, which means that each holder has the right to cast as many votes in the aggregate as will equal the number of shares held by the holder, multiplied by the number of directors to be elected, and each holder may cast the whole number of such votes for one nominee or distribute the votes among two or more nominees.

All shares participate equally in any dividend or distribution made by the Company and in the net assets upon liquidation. The outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable, and have no sinking fund, preference, conversion or preemptive rights.

The Virginia Stock Corporation Act contains provisions which provide, in essence, that any person who acquires 20% or more of the outstanding voting stock of a company can not vote that stock unless a resolution authorizing such voting power is adopted by a vote of a majority of the votes which could be cast in a vote on the election of directors, but excluding shares held by the acquiring person, officers of the corporation and directors who are also employees. There are certain exceptions to the requirement of shareholder approval, including exceptions for shares issued directly by the issuing corporation to the acquiring person.

The Virginia Stock Corporation Act also contains provisions governing "affiliated transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of its outstanding voting shares (an "interested shareholder") by the holders of at least two-thirds of the remaining voting shares (the "disinterested shareholders"). Transactions within the purview of this requirement include mergers, share exchanges and material dispo-sitions of corporate assets. Also subject to the disinterested shareholder approval requirement is any dissolution of the corporation proposed by or on behalf of an interested shareholder.
The principal exceptions to the special voting requirement are for transactions approved by a majority of the corporation's "disinterested directors" and transactions satisfying the fair-price requirements, which require, in general, that in a two-step acquisition transaction the interested shareholder must pay the shareholders in the second step either the same amount of cash or the same type of consideration paid to acquire the corporation's shares in the first step. The effect of these provisions is expected to be to make uninvited takeovers of Virginia corporations more difficult to accomplish. The holders of two-thirds of the voting shares other than shares owned by any interested shareholder can approve an amendment to the Articles of Incorporation stating that the affiliated transaction provi-sions do not apply to the corporation.


                            LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon by Mark E. Borton, Longwood, Florida.


                              EXPERTS

The financial statements and the related financial statement schedule incorporated into this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


  INDEMNIFICATION OF OFFICERS, DIRECTORS AND CONTROLLING PERSONS

The Company's by-laws provide that the Company shall indemnify against any loss or liability, including without limitation court costs and attorneys' fees, to the full extent permitted by law, any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative by reason of the fact that he or she, his/her testator or intestate is or was a director of the Company or any predecessor of the Company, or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company or any predecessor thereof; provided, however, that the foregoing indemnification shall not apply to willful misconduct or to knowing violation of a criminal law. The indemnification provided applies to actions or proceedings brought by any party, including the Company or its shareholders.

Sections 13.1-696 through 13.1-704 of the Virginia Code provide indemnification rights to officers and directors similar to those provided by the Company's by-laws, and make clear that indemnification may be provided against all liabilities and reasonable expenses incurred by an indemnified party who acted in good faith and believed he had acted in his official capacity with the corporation in its best interests or, if the action was not in his official capacity, in a manner not opposed to the Company's best interests. Criminal liabilities may be indemnified if the indemnified party had no reasonable cause to believe his conduct was unlawful. The Code also provides that shareholders may authorize the Company to furnish any other or further indemnity except against gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                            PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following expenses will be borne by the Company:

     SEC Registration Fee            $ 1,800
     Legal Fees                      $ 6,000
     Accounting Fees                 $ 2,000
     Blue Sky Fees and Expenses      $ 1,900
     Miscellaneous                   $   300
                                     -------
     Total                           $12,000


Item 15. Indemnification of Officers and Directors

The Company's by-laws provide that the Company shall indemnify against any loss or liability, including without limitation court costs and attorneys' fees, to the full extent permitted by law, any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative by reason of the fact that he or she, his/her testator or intestate is or was a director of the Company or any predecessor of the Company, or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company or any predecessor thereof; provided, however, that the foregoing indemnification shall not apply to willful misconduct or to knowing violation of a criminal law. The indemnification provided applies to actions or proceedings brought by any party, including the Company or its shareholders.

Sections 13.1-696 through 13.1-704 of the Virginia Code provide indemnification rights to officers and directors similar to those provided by the Company's by-laws, and make clear that indemnification may be provided against all liabilities and reasonable expenses incurred by an indemnified party who acted in faith and believed he had acted in his official capacity with the corporation in its best interests or, if the action was not in his official capacity, in a manner not opposed to the Company's best interests. Criminal liabilities may be indemnified if the indemnified party had no reasonable cause to believe his conduct was unlawful. The Code also provides that shareholders may authorize the Company to furnish any other or further indemnity except against gross negligence or willful misconduct.


Item 16.  Exhibits.

No. Description

4   Instruments Defining the Rights of Security Holders

    4(a) Article 4 of Articles of Incorporation (Incorporated by reference to Exhibit 3(a) of Form 10(K) for the year ended July 31, 1989).

    4(b) Article II of By-laws (Incorporated by reference to
         Exhibit 3(b) of Form 10(K) for the year ended July 31,
         1982).

5 Opinion of Mark E. Borton respecting certain legal matters regarding the Shares.

13  Annual Report to Security Holders, Form 10-Q or Quarterly
    Report to Security Holders

    13(a) Annual Report of Williams Industries, Incorporated on
          Form 10-K for Fiscal Year Ended July 31, 1997 - SEC
File
          No. 0-8190 (Incorporated by reference).

    13(b) Quarterly Report of Williams Industries, Incorporated on
          Form 10-Q/A for Quarter ended April 30, 1997 - SEC File
          No. 0-8190 (Incorporated by reference).

24    Consents

    24(a) Consent of Deloitte & Touche LLP, independent auditors.

    24(b) Consent of Mark E. Borton is included in his opinion filed as Exhibit 5 above.


Item 17.   Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or for the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease
           in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range
           may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no
           more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain
     unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 16(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be
     a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

(5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the
Securities
     Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that
     is specifically incorporated by reference in the prospectus to provide such interim financial information.


                            SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this pre-effective amendment No. 2 to registration statement on Form S-2 to be signed on its behalf by the under-signed, thereunto duly authorized, in the County of Lancaster, State of Virginia, on October 25, 1997

                               Williams Industries, Incorporated

                               by \S\Frank E. Williams, III
                               Frank E. Williams, III, President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


    Signature                   Capacity              Date
\S\Frank E  Williams, III  President, Chairman   October 25, 1997
Frank E. Williams, III     of the Board, Chief
                           Financial Officer


\S\Frank E. Williams, Jr.  Director              October 25, 1997
Frank E. Williams, Jr,


\S\William C. Howlett      Director              October 25, 1997
William C. Howlett


\S\John E. Rasmussen       Director              October 25, 1997
John E. Rasmussen


\S\R.Bentley Offutt        Director              October 25, 1997
R.Bentley Offutt


\S\Christ H. Manos         Controller            October 25, 1997
Christ H. Manos